AVANTI SECURITIES CORPORATION

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2015

Net Capital

Total stockholder's equity	$	55,877
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		7,872
Net capital before haircuts on securities		48,005
Haircuts on securities:		
Securities owned, at fair value		2,618
Net capital		45,387

Computation of Basic Net Capital Requirement

Minimum net capital required of reporting broker or dealer		5,000
Excess net capital	$	40,387
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	39,387
Aggregate indebtedness	$	1,786
Percentage of aggregate indebtedness to net capital		3.9%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2015 filed by Avanti Securities Corporation in its Form X-17a-5, Part IIA on February 15, 2016 as amended.

See accompanying report of Independent Registered Public Accounting firm.